UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CYBERDEFENDER CORPORATION
(Name of Issuer)

Common Stock and Options to Purchase Common Stock
(Title of Securities)

23248L 107
(CUSIP Number)

October 23, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23248L 107

1	Name of Reporting Persons

Bing Liu
2	Check the Appropriate Box if Member of a Group (see instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

United States
	5	Sole Voting Power

		1,453,727*
Number of	6	Shared Voting Power
Shares
Beneficially		Not Applicable
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		1,453,727*
	8	Shared Dispositive Power

		Not Applicable
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,453,727*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

8.3%**
12	Type of Reporting Person (see instructions)

IN
* Includes 791,843 shares of common stock and options to purchase an additional 661,884 shares of common stock.
** Computed in accordance with rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Name of Issuer; Address of Issuer’s Principal Executive Offices.

The issuer’s name is CyberDefender Corporation (the “Issuer”). The Issuer’s address is 617 West 7th Street, Suite 401, Los Angeles, California 90017.

Item 2.	Information about Reporting Person.

(a)	The name of the reporting person is Bing Liu (the “Reporting Person”).

(b)	The Reporting Person’s address is 617 West 7th Street, Suite 401, Los Angeles, California 90017.

(c)	The Reporting Person is a citizen of the United States.

(d)	The title of the class of securities being reported is common stock and options to purchase common stock.

Item 3.	Information Provided pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person owns a total of 1,453,727 shares, or approximately 8.3%, of the Issuer’s common stock. The Reporting Person has the sole power to vote and to dispose of the shares he owns.

Item 5.	Ownership of 5 Percent of Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2008

By:	/s/ Bing Liu
Bing Liu